LADENBURG THALMANN ALTERNATIVE STRATEGIES FUND

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jim.colantino@thegeminicompanies.com

December 7, 2018

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Tony Burak

(202) 551-6750

RE: Ladenburg Thalmann Alternative Strategies Fund (the “Registrant”)

File Nos. 333-168158; 811-22440

Dear Mr. Burak:

On behalf of the Registrant, this letter responds to the comments you provided by telephone with respect to the above-referenced Funds. Your comments are set forth below, and each is followed by the Registrant’s response.

Ladenberg Thalmann Alternative Strategies Fund N-CSR dated 6/30/2018

Comment 1:	The shareholder letter references the Barclays Aggregate Bond Index performance while the performance table has the Barclays Government/Credit Bond Index. Please explain.
Response:	The index name in the shareholder letter was incorrectly disclosed as the Barclays Aggregate Bond Index while the performance number was that of the Barclays Government/Credit Bond Index. Going forward, we will make certain that the index name is correctly stated in the shareholder letter.
Comment 2:	Please confirm the two index ending values are correct as reported on Growth of $10,000 Investment Graph.
Response:	The two index ending values as reported are confirmed accurate.
Comment 3:	On the Portfolio of Investments, securities that are valued using unobservable inputs (Level 3) should be noted.

Response:	In addition to the illiquid and fair valued securities which were identified in the Portfolio of Investments, we will mark and footnote those securities that were valued using unobservable inputs (Level 3) in future shareholder reports.
Comment 4:	Please include the share class for any underlying fund holding reported on the Portfolio of Investments.
Response:	Going forward, the share class will be included in the security description.
Comment 5:	Please consider the need to include more quantitative information in the disclosure regarding the fair valuation methodology described in Note 2 of the Notes to Financial Statements.
Response:	The current form of disclosure regarding the fair valuation methodology is a narrative description of the fair valuation process as it relates to its non-traded investments as permitted under ASC 820. Going forward, we will review the ability to include more quantitative information in support of the narrative description.
Comment 6:	Please review the disclosure in Note 3 with respect to the recoupment terms of any advisor expense reimbursements as compared to the Fund’s prospectus. Additionally, please consider whether recording a liability for the recoupment is appropriate in accordance with ASC 450.
Response:	Going forward, the disclosure in the financial statements with respect to the measurement date for expiration of the 3-year expense reimbursement recoupment ability of the adviser will be modified to reflect that disclosed in the prospectus. Currently, the asset level of the Fund does not support the need to record a liability for recoupment of expense reimbursements by the adviser. This is monitored on a monthly basis.
Comment 7:	With respect to Form N-2, please disclose the trustee/officer address in the Trustee table along with the reference to the Statement of Additional Information.
Response:	Such disclosures will be included in the Trustee table in future shareholder reports.
Comment 8:	Please note that Item 12 on the Form N-CSR was amended in August 2018 for closed-end funds to disclose information relating to securities lending.
Response:	The Fund did not engage in any securities lending activity during the reporting period. Going forward, the Form N-CSR will be updated to reflect the requirements under Item 12 with respect to securities lending activity.

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Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Colantino

Treasurer

Ladenburg Thalmann Alternative Strategies Fund